

September 3, 2009

By U.S. Mail and facsimile: (717) 901-0436

Gary L. Nalbandian
President and Chief Executive Officer
Metro Bancorp, Inc.
3801 Paxton Street, P.O. Box 4999
Harrisburg, Pennsylvania 17111

   Re: Metro Bancorp, Inc.
     Form 10-K for fiscal year ended December 31, 2008
     Form 10-K/A for fiscal year December 31, 2008
     File Number 000-50961

Dear Mr. Nalbandian:

   We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Eric Envall
        Staff Attorney